Exhibit 21.1

Subsidiaries of Insmed Incorporated

Name of Subsidiary	Jurisdiction of Incorporation/Organization
Insmed Pharmaceuticals, Inc.	Virginia
Celtrix Pharmaceuticals, Inc.	Delaware
Insmed Colorado Operations, Inc.	Colorado